                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               (AMENDMENT NO. 1)

                                 VARIFLEX, INC.
                                (Name of Issuer)

                                 VARIFLEX, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   922242102
                     (CUSIP Number of Class of Securities)

                              Raymond H. Losi, II
                                 Variflex, Inc.
            5152 North Commerce Avenue, Moorpark, California  93021
                                 (805) 523-0322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                   COPIES TO:

                             MICHAEL C. COHEN, ESQ.
                              VICTOR H. SIM, ESQ.
                            MELODY N. TORBATI, ESQ.
                            Morrison & Foerster LLP
                        555 West 5th Street, 35th Floor
                         Los Angeles, California  90013
                                 (213) 892-5200

                               December 11, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)
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                               INTRODUCTORY NOTE

     This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule") which constitutes the final amendment to the Schedule is filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, and relates to the offer (the "Offer") by Variflex, Inc., a Delaware corporation (the "Issuer"), to purchase up to 1,000,000 (or such lesser number as are properly tendered) of its shares of common stock, $.001 par value ("Shares") per share at a price not greater than $6.00 per Share and not less than $5.00 per Share, net to the seller in cash, as specified by stockholders tendering their Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal.

     The Offer was terminated at 5:00 p.m., New York time, on January 20, 1999. A total number of 371,279 Shares were tendered at prices ranging from $5.00 to $6.00 per share. The Company purchased 371,279 Shares at a price of $6.00 per Share.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    VARIFLEX, INC.

                                    By: /s/ Raymond H. Losi, II
                                       ----------------------------
                                        Raymond H. Losi, II,
                                        Chief Executive Officer
Dated:  January 26, 1999

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